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[EXTRICITY LETTERHEAD]



October 23, 2000

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Extricity, Inc.
      Registration Statement on Form S-1
      File No. 333-37058

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Extricity, Inc. (the "Company") hereby requests withdrawal of the Company's Registration Statement on Form S-1, File No. 333-37058 (the "Registration Statement"). The Company has elected not to proceed with the offering due to general market conditions and a determination that it would not be in the Company's best interest to proceed at this time. No offers or sales of the Company's common stock were made pursuant to the Registration Statement.

Should you have any questions regarding this matter, please contact Joe C. Sorenson of Gray Cary Ware & Freidenrich at 650-833-2282, or Vicki L. Randall, Esq., our General Counsel, at 650-486-4586.

Sincerely,



/s/ Stephen J. Albertolle
Chief Financial Officer

cc:     James M. Daly, Securities and Exchange Commission
        W. Wayne Bush, The Nasdaq Stock Market
        Joe C. Sorenson, Gray Cary Ware & Freidenrich LLP